UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)*

                  GEOTEK COMMUNICATIONS, INC.
                         (Name of Issuer)

                  Common Stock, $.01 Par Value
                  (Title of Class of Securities)

                           373654102
                         (CUSIP Number)


   Kenneth N. Shelton, Schell Bray Aycock Abel & Livingston,
                           P.L.L.C.,
 Post Office Box 21847, Greensboro, North Carolina 27420, (910)
                            370-8800
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       September 1, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No. 373654102

1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Vanguard Cellular Systems, Inc.
     56-1490590

2)  Check the Appropriate Box if a Member of a Group*       (a)
                                                            (b)

3)  SEC Use Only


4)  Source of Funds*

     OO

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization

         North Carolina

    Number of Shares Beneficially Owned by Each Reporting
        Person

          7)   Sole Voting Power        3,788,449

          8)   Shared Voting Power      0

          9)   Sole Dispositive Power   3,788,449

          10) Shared Dispositive Power  0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,788,449

12)  Check box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*

13)   Percent of Class Represented by Amount in Row (11)

     6.3

14)  Type of Reporting Person*

     CO

     Vanguard Cellular Systems, Inc. ("Vanguard") is filing this Amendment No. 5 dated February 12, 1997 ("Amendment No. 5") to the Schedule 13D dated January 7, 1994 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D dated February 25, 1994 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D dated April 27, 1995 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D dated June 5, 1995 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D dated September 1, 1995 ("Amendment No. 4") (the documents are sometimes collectively referred to herein as the "Schedule 13D").

Item 1.   Security and Issuer

     The Schedule 13D relates to the common stock, $.01 par value, (the "Common Stock") of Geotek Communications, Inc.
(formerly Geotek Industries, Inc.), 20 Craig Road, Montvale, N.J.
07645 (the "Issuer").

Item 2.   Identity and Background

     Vanguard is a North Carolina corporation with its principal office located at 2002 Pisgah Church Road, Suite 300, Greensboro, North Carolina. Its principal business is nonwireline cellular telephone communications. Vanguard has not been convicted in a criminal proceeding during the last five years, nor has it violated any federal or state securitites laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Vanguard acquired the Common Stock reported in Item 5(c) of this Amendment No. 5 pursuant to its Management Consulting Agreement with the Issuer entered into on February 23, 1994, as amended in 1995 (the "Management Agreement"). In consideration of the acquisition of said Common Stock, Vanguard provided management consulting services to the Issuer.

Item 4.   Purpose of Transaction

     As indicated in Vanguard's Original Schedule 13D relating to the Issuer's Common Stock dated January 7, 1994, and in all subsequent amendments thereto, Vanguard has acquired securities in the Issuer for investment purposes and has no current plans to acquire control of the Issuer.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 11, 1997, Vanguard may be deemed to be the beneficial owner of 3,788,449 shares of Common Stock. Such 3,788,449 shares constitute 6.3% of the shares of Common Stock outstanding (based on 60,026,630 shares of Common Stock outstanding).

          (b) Vanguard has sole voting and dispositive power with respect to all the shares referred to in Item 5(a).

          (c) Vanguard acquired 300,000 shares of Common Stock on February 23, 1996 as annual payment received pursuant to its Management Agreement with the Issuer. On September 1, 1996, options to purchase 5,285,500 shares of Common Stock theretofore held by Vanguard pursuant to its Option Agreement with the Issuer dated as of February 23, 1994 expired, reducing Vanguard's beneficial ownership accordingly. Concurrently with such expiration, the Management Agreement expired by its terms, and Vanguard acquired beneficial ownership of 156,986 shares, the pro rata percentage of the number of shares due Vanguard as annual payment pursuant to the Management Agreement.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     See agreements between Vanguard and the Issuer described in
Item 5(c) hereof, Interest in Securities of the Issuer, and Item
4, Purpose of Transaction, in the Original Schedule 13D and all subsequent amendments thereto.

Item 7.    Material to be filed as Exhibits.

     *(1) Stock Purchase Agreement by and between Geotek
          Industries, Inc. and Vanguard Cellular Systems,
          Inc., dated as of December 29, 1993 filed as
          Exhibit 1 to Vanguard Schedule 13D dated January
          7, 1994.

     *(2) Loan Agreement between Vanguard and various lenders led by The Bank of New York and The
          Toronto-Dominion Bank as agents, dated as of April
          21, 1993, filed as Exhibit 2(a) to Vanguard's
          Current Report on Form 8-K dated as of April 21,
          1993.

     *(3) Option Agreement by and between Geotek
          Communications, Inc. and Vanguard Cellular
          Systems, Inc. dated as of February 23, 1994 filed as Exhibit 3 to Vanguard Schedule 13D, Amendment
          No. 1, dated February 25, 1994.

     *(4) Management Agreement by and between Geotek
          Communications, Inc. and Vanguard Cellular
          Systems, Inc. dated as of February 23, 1994 filed as Exhibit 4 to Vanguard Schedule 13D, Amendment
          No. 1, dated February 25, 1994.

     *(5) Registration Rights Agreement by and between
          Geotek Communications, Inc. and Vanguard Cellular
          Systems, Inc. dated as of February 23, 1994 filed as Exhibit 5 to Vanguard Schedule 13D, Amendment
          No. 1, dated February 25, 1994.

     *(6) System Access Agreement by and between Geotek
          Communications, Inc. and Vanguard Cellular
          Systems, Inc. dated as of February 23, 1994 filed as Exhibit 6 to Vanguard Schedule 13D, Amendment
          No. 1, dated February 25, 1994.

     *(7) Stockholders Voting Agreement dated as of February
          23, 1994 filed as Exhibit 7 to Vanguard Schedule
          13D, Amendment No. 1, dated February 25, 1994.

     *(8) First Amendment to Loan Agreement between Vanguard and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of January 31, 1994 filed as Exhibit 8 to Vanguard
          Schedule 13D, Amendment No. 1, dated February 25,
          1994.

     *(9) Letter dated April 17, 1995 to Mr. Yaron I. Eitan,
          Chief Executive Officer of Geotek Communications, Inc. from Vanguard Cellular Systems, Inc. and Toronto-Dominion Investments, Inc. filed as
          Exhibit 9 to Vanguard Schedule 13D, Amendment No. 2, dated April 27, 1995.

     *(10) Stock Purchase Agreement by and among Geotek Communications, Inc., Vanguard Cellular Systems, Inc. and Toronto-Dominion Investments, Inc. dated as of May 23, 1995 filed as Exhibit 10 to Vanguard Schedule 13D, Amendment No. 3, dated June 5, 1995.

     *(11) Certificate of Designation of Series L C Cumulative Convertible Preferred Stock of Geotek Communications, Inc. filed as Exhibit 11 to Vanguard Schedule 13D, Amendment No. 3, dated June 5, 1995.

     *(12)     Amendment to Vanguard Option, Management
               Consulting and Registration Rights Agreements filed as Exhibit 12 to Vanguard Schedule 13D,
               Amendment No. 3, dated June 5, 1995.


* Incorporated by reference

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


Date:     February 12, 1997          VANGUARD CELLULAR SYSTEMS, INC.

                                     By: /s/ Richard C. Rowlenson
                                            Signature

                                     Richard C. Rowlenson, Senior
                                     Vice President
                                            Name/Title
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